Exhibit 99.1


                                Glenn H. Nussdorf
                                 2060 9th Avenue
                             Ronkonkoma, N.Y. 11779



                                                     November  21, 2006



BY FACSIMILE AND
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FEDERAL EXPRESS
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Board of Directors of Parlux Fragrances, Inc.
c/o Mr. Ilia Lekach
Chairman of the Board, Chief Executive Officer and President
3725 S.W. 30th Avenue
Ft. Lauderdale, FL 33312

Dear Board Members:

          I am writing to advise you that I intend to commence a consent solicitation to remove all or a majority of the members of the Board of Directors of Parlux Fragrances, Inc. ("Parlux" or the "Company") and to fill vacancies created by such removal with individuals to be nominated by me.


          As the beneficial owner of a substantial percentage of the outstanding shares of Parlux, I believe that much can be done to increase shareholder value and that it is time for immediate change at both the Board and management levels. The decline in the Company's share price from a high closing price of $18.96 earlier this year (after adjusting for a 2-for-1 split in June 2006) to the current $6.26 level (a decrease in shareholder value of 67%), the Company's recent disclosure of decreased sales and earnings for the quarter ended September 30, 2006, and the allegations in the recently amended class action lawsuit that the Company improperly recognized revenues on sales to related parties, have led me to conclude that the Board of Directors is failing to act in the best interests of the Company's shareholders and is not exercising appropriate oversight of management. I am convinced that a continuation of the status quo risks a further destruction of shareholder value and, accordingly, I intend to protect the value of my significant investment in the Company through a consent solicitation to replace members of the Board of Directors.


          As I have publicly disclosed in my Schedule 13D filing, I am exploring the possibility of making an acquisition proposal to acquire the Company in a business combination transaction. While I have not made a decision at this time whether to pursue such a proposal, I strongly urge the Board not to take any action (such as the previously announced and subsequently abandoned sale of the Perry Ellis brand) which would materially modify or impact the Company's business, products or assets and could adversely effect the Company's value. In addition, the consent solicitation will present Parlux shareholders with a unique opportunity to express their views on the future direction of the Company.

Members of the Board of Directors
Parlux Fragrances, Inc.
November 21, 2006
Page 2



          In view of the foregoing, I am putting each director and executive officer on notice not to attempt to usurp the rights of shareholders to determine the Company's future direction, including any attempt to sell or otherwise dispose of or surrender any of its product lines, including, without limitation, the Perry Ellis brand.


          I intend to take all actions necessary to hold each director and executive officer accountable if they approve or engage in any transaction with respect to the foregoing or which is otherwise inconsistent with the best interests of the Company and its shareholders.


          In addition, Mr. Lekach is aware of my serious concern about the level of payments and benefits under existing severance agreements with him and three other senior executives of Parlux. I am putting Parlux's Board of Directors on notice that no payments should be made or benefits granted under these agreements until they are subjected to a thorough review by my nominees, if elected to the Board.



                                                 Sincerely,
                                                 /s/ Glenn H. Nussdorf

                                                 Glenn H. Nussdorf



                               PARTICIPANT LEGEND
                               ------------------

Glenn H. Nussdorf ("Mr. Nussdorf") presently intends to commence a consent solicitation and file a consent statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of Parlux Fragrances, Inc. (the "Company") with respect to (i) the removal without cause of all or a majority of the members of the Company's Board of Directors and (ii) the election of certain individuals nominated by Mr. Nussdorf to the Company's Board of Directors. MR. NUSSDORF STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT SOLICITATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH CONSENT SOLICITATION. SUCH CONSENT SOLICITATION STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

PARTICIPANT INFORMATION

Mr. Nussdorf and certain other persons and entities may be deemed to be participants in Mr. Nussdorf's solicitation of consents from stockholders of the Company. Information concerning such participants was filed by Mr. Nussdorf with the SEC on November 21, 2006 on Schedule 14A, as such filing may be updated from time to time.